                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                         ----------------------------




                                 SCHEDULE 13G

                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(b)
                         (Amendment No. __________ )*



                               VISIO CORPORATION
                 --------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                 --------------------------------------------
                        (Title of Class of Securities)

                                  927914 10 1
                 --------------------------------------------
                     (CUSIP Number of Class of Securities)


        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

        [ ]  Rule 13d-1 (b)

        [ ]  Rule 13d- (c)

        [X]  Rule 13d-1 (d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 or otherwise subkect to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO.                    SCHEDULE 13G              Page 2 of 6 Pages
  927914 10 1
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore C. Johnson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
   NUMBER OF         5
   SHARES                 1,712,050
   BENEFICIALLY    -----------------------------------------------------------
   OWNED BY              SHARED VOTING POWER
   EACH              6
   REPORTING             60,000
   PERSON          -----------------------------------------------------------
   WITH                   SOLE DISPOSITIVE POWER
                     7
                          1,422,150
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          60,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,772,050
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages
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Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Visio Corporation, a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.

     The Company's principal executive offices are located at 520 Pike Street, Suite 1800, Seattle, Washington 98101-4001.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Theodore C. Johnson.

Item 2(b).  Address of Principal Business Office.

     The business address of the reporting person is 520 Pike Street, Suite 1800, Seattle, Washington 98101-4001.

Item 2(c).  Citizenship.

     Mr. Johnson is a United States citizen.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 927914 10 1.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

   (a) [ ]    Broker or dealer registered under Section 15 of the Act,

   (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

   (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act,

   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,


Page 3 of 6 Pages
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   (e) [ ]    Investment Advisor registered under Section 203 of the Investment
              Advisors Act of 1940,

   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

   (g) [ ]    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

   (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                Not applicable.

Item 4.  Ownership.

     The following describes the ownership of Common Stock by Mr. Johnson as of December 31, 1998:

     (a)      Amount beneficially owned:  1,772,050

     (b)      Percent of class:  5.8%

     (c)      Number of shares as to which such person has:

               (i)  Sole power to vote or direct the vote:  1,712,050

              (ii)  Shared power to vote or to direct the vote:  60,000

             (iii)  Sole power to dispose or to direct the disposition of:
                    1,422,150

              (iv)  Shared power to dispose or to direct the disposition of:
                    60,000

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

                               Page 4 of 6 Pages
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Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                               Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   February 12, 1999


                                     /s/ Theodore C. Johnson
                                --------------------------------------
                                         Theodore C. Johnson


                               Page 6 of 6 Pages